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                                         FILED BY SUIZA FOODS
                                         CORPORATION PURSUANT TO
                                         RULE 425 OF THE SECURITIES
                                         ACT OF 1933 AND DEEMED
                                         FILED PURSUANT TO RULE
                                         14a-12 OF THE SECURITIES
                                         EXCHANGE ACT OF 1934

                                         SUBJECT COMPANY:  DEAN FOODS COMPANY
                                         COMMISSION FILE NO. 333-64936



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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. In addition, Suiza and Dean Foods will prepare and file a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE


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JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED
WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, definitive the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn:
Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.






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          The communication filed herewith is the contents of a letter sent on September 6, 2001 to employees of Suiza Foods Corporation.

                                    * * * * *


                     [Letterhead of Suiza Foods Corporation]



                                September 6, 2001


[Employee Name]
[Employee Address]
[Employee Address]

         Re:      Upcoming Special Meeting of Suiza Shareholders

Dear Fellow Employee and Shareholder:

         Hopefully by now you have received your proxy materials for the special meeting of shareholders that we will hold on September 21, 2001 in connection with our pending acquisition of Dean Foods.

         In order for the proposals to be approved, we need the affirmative vote of a majority of the shares with voting power present (in person or by proxy) at the meeting. EACH AND EVERY VOTE IS IMPORTANT - NO MATTER HOW MANY SHARES YOU OWN!


         Our Board of Directors has unanimously approved each of the proposals to be considered at the meeting, and recommends that you vote FOR each proposal. The proposals are:

         [ ] A proposal to approve the issuance of our stock to Dean's stockholders in the merger and the reservation of an additional number of shares of our common stock for issuance after the merger pursuant to stock-based awards outstanding at the time of the merger under Dean's stock awards plans, all as contemplated by the merger agreement,

         [ ] If the merger is approved, a proposal to adopt Dean's 1989 Stock Awards Plan and the reservation of 1,894,864 shares of Suiza's common stock for issuance after the merger pursuant to that plan, and

         [ ] If the merger is approved, a proposal to increase the number of shares of Suiza's common stock reserved for issuance under Suiza's 1997 Stock Option and Restricted Stock Plan from 7.5 million shares to 12.5 million shares.

         If you haven't voted yet, please vote today! If you have not received your proxy materials, or if you have misplaced your materials, please call Angie Miro today at 1-800-431-9214 and she will provide you with new voting instructions.


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         Thank you for your continued support.

                           Sincerely,

                           /s/ GREGG L. ENGLES

                           Gregg L. Engles
                           Chairman of the Board and Chief Executive Officer